Exhibit 99.1

Ballard Power partners with Wisdom Motor Company to accelerate adoption of fuel cell commercial vehicles

VANCOUVER, BC, May 9, 2022 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced it entered a strategic collaboration with Wisdom (Fujian) Motor Company Limited ("Wisdom"), Templewater Group ("Templewater"), and Bravo Transport Services Limited ("Bravo") to accelerate the adoption of commercial fuel cell electric vehicles (FCEV) in Hong Kong.

Templewater, an alternative asset management firm and parent company of Bravo - Hong Kong island's largest transit operator, together with Ballard, co-invested in a Series A funding for Wisdom, a technology company that designs and manufactures zero emission commercial vehicles. The Series A funds will support Wisdom's organizational growth, R&D, and manufacturing platforms, including the expansion and development of its hydrogen zero emission fuel cell truck, bus, and specialty vehicle offerings for international markets. The transaction is expected to close in Q2 2022, subject to completion of regulatory approvals and customary closing conditions.

Wisdom's hydrogen vehicle product lines will exclusively deploy Ballard's world leading PEM fuel cell technology, with modules supplied by the Weichai-Ballard Joint Venture in China. Ballard intends to enter into a joint development agreement with Wisdom to advance the integration and optimization of its fuel cell electric powertrain designs and control strategies.

As part of the initial collaboration, Ballard is supporting Wisdom on the introduction of a new double-decker fuel cell bus, which is planned to be demonstrated in 2022 by Bravo as part of its initiative to replace its entire fleet of buses in Hong Kong with zero-emission models. Bravo currently operates over 1,700 buses, covering over 200 routes and carrying over 1 million passengers daily under the franchise brands of Citybus and New World First Bus. This demonstration will showcase fuel cell bus capabilities to meet one of the world's most challenging operating environments, comprising of steep road grades, high passenger loads, the need for fast refueling, and strong air conditioning.

Ballard Power Systems President and CEO, Randy MacEwen, said "We are excited to work with Wisdom to develop customized fuel cell vehicles for emerging growth markets. Our companies have a shared vision to make a difference for our customers by providing leading edge zero emission fuel cell solutions to decarbonize our planet. We continue to see growing government support globally and are encouraged by the Hong Kong Government's initiative to be net carbon neutral by 2050."

As part of Ballard's equity investment, Alfred Wong, Ballard's Managing Director of Asia Pacific, will serve on the board of directors of Wisdom.

"We look forward to the opportunity to collaborate with Wisdom, Templewater, and Bravo. We see tremendous opportunity to accelerate the adoption of commercial FCEV in Hong Kong and other international bus and truck markets," commented Alfred Wong.

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated technical developments, product offerings and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

About Wisdom (Fujian) Motor Company Limited - 威驰腾（福建）汽车有限公司

Founded in 2019 in China, Wisdom (Fujian) Motor Company Limited ("Wisdom") is an innovation company that designs and manufactures zero-emission commercial vehicles. With a vision of becoming a global role model for zero-emission smart commercial vehicles, Wisdom focuses on exporting high-end products across the world, having sold and delivered eight types of products more than 230 vehicles to 13 regions in the three years since inception. Additional information is available at www.wisdommotor.com.

About Templewater Group

Templewater Group ("Templewater") is an alternative asset management firm headquartered in Hong Kong, founded by Cliff Zhang and the Investec Group in 2018 as a spin-off of Investec Group's Principal Investments Division in Asia, continuing the heritage and investment track record of the Investec Group. Templewater is a solution-based and trusted partner to institutions, entrepreneurs and family offices, investing in proprietary deals alongside them. Templewater invest across the alternative asset classes in private equity, growth equity and real estate. To learn more about Templewater, please visit www.templewater.com

About Bravo Transport

Bravo Transport Services Limited ("Bravo Transport") engages in franchised and non-franchise bus services under two brands, namely New World First Bus Services ("NWFB") and Citybus Limited ("Citybus"), servicing more than 1 million passengers per day. Bravo Transport is owned by Templewater consortium. To learn more about Bravo Transport, please visit www.bravobus.com.hk

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Ballard Power Systems: Kate Charlton - VP Corporate Finance & Investor Relations, +1.604.453.3939 or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:15e 09-MAY-22